FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                             ---------------------

                       PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         DATE OF REPORT: MARCH 6, 2006

                             ---------------------

                         COMMISSION FILE NUMBER 1-8198

                            HSBC FINANCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 DELAWARE                                         86-1052062
         (STATE OF INCORPORATION)                    (IRS EMPLOYER IDENTIFICATION NUMBER)

   2700 SANDERS ROAD, PROSPECT HEIGHTS,                             60070
                  ILLINOIS
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                         (ZIP CODE)

                                 (847) 564-5000
               REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

     ( ) Written communications pursuant to Rule 425 under the Securities Act
         (17 CFR 230.425)

     ( ) Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17
         CFR 240.14a-12)

     ( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     ( ) Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

--------------------------------------------------------------------------------

ITEM 2.02. RESULTS OF OPERATIONS AND FINANCIAL CONDITION
--------------------------------------------------------------------------------

     Financial supplement pertaining to the financial results of HSBC Finance Corporation for the quarter and year ended December 31, 2005. The information included in the financial supplement is presented on a managed basis, which is a non-GAAP financial measure that assumes that securitized receivables have not been sold and remain on our balance sheet.

     This information shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange
Act), or otherwise incorporated by reference into any filing pursuant to the Securities Act of 1933, as amended, or the Exchange Act except as otherwise expressly stated in such a filing.

ITEM 9.01. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS
--------------------------------------------------------------------------------

     (a) Financial statements of businesses acquired.

         Not applicable.

     (b) Pro forma financial information.

         Not applicable.

     (c) Exhibits.

NO.   EXHIBIT
---   -------
99 Quarterly Financial Supplement for the quarter and year ended December 31, 2005

SIGNATURE
--------------------------------------------------------------------------------

     Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HSBC FINANCE CORPORATION
                                          (Registrant)

                                          By: /s/ Patrick D. Schwartz
                                            ------------------------------------
                                            Patrick D. Schwartz
                                            Vice President-Deputy General
                                            Counsel-Corporate

Dated: March 6, 2006

                                                                      EXHIBIT 99

                            HSBC FINANCE CORPORATION

              QUARTERLY FINANCIAL SUPPLEMENT -- DECEMBER 31, 2005

INDEX                                                         PAGE NO.
-----                                                         --------
Basis of Reporting..........................................      2
Consolidated Statements of Income -- Owned Basis:
  Three Months..............................................      3
  Twelve Months.............................................      5
Receivables Analysis........................................      7
Financial Highlights -- Managed Basis:
  Three Months..............................................      8
  Twelve Months.............................................      9
Credit Quality/Credit Loss Reserves -- Managed Basis........     10
Reconciliations to GAAP Financial Measures:
  Revenues, Average Interest-Earning Assets and Net Interest
     Income:
       Three Months.........................................     11
       Twelve Months........................................     12
  Selected Financial Ratios.................................     13
  Credit Quality/Credit Loss Reserves:
     Two-Months-and-Over Contractual Delinquency............     14
     Quarter-to-Date Charge-offs, Net of Recoveries.........     14
     Real Estate Charge-offs and REO Expense................     16
     Credit Loss Reserves...................................     17
     Nonperforming Assets...................................     17

                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------

BASIS OF REPORTING
--------------------------------------------------------------------------------

NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

     This Quarterly Financial Supplement includes financial information which is presented on a non-GAAP basis as discussed below. Information included in this Quarterly Financial Supplement is intended to supplement and should not be considered a substitute for owned basis reporting. This Quarterly Financial Supplement should be read in conjunction with the owned basis information reported in our Annual Report on Form 10-K.

     See "Reconciliations to GAAP Financial Measures" for quantitative reconciliations of non-GAAP financial information to the equivalent owned basis GAAP financial information.

     MANAGED BASIS REPORTING We have historically monitored our operations and evaluated trends on a managed basis (a non-GAAP financial measure), which assumes that securitized receivables have not been sold and remain on our balance sheet. This is because the receivables that we securitize are subjected to underwriting standards comparable to our owned portfolio, are serviced by operating personnel without regard to ownership and result in a similar credit loss exposure for us. In addition, we fund our operations and make decisions about allocating resources such as capital on a managed basis.

     When reporting on a managed basis, net interest income, provision for credit losses and fee income related to receivables securitized are reclassified from securitization related revenue in our owned statement of income into the appropriate caption. Additionally, charge-off and delinquency associated with these receivables are included in our managed basis credit quality statistics.

     Debt analysts, rating agencies and fixed income investors have also historically evaluated our operations on a managed basis for the reasons discussed above and have historically requested managed basis information from us. We believe that managed basis information enables such investors and other interested parties to better understand the performance and quality of our entire loan portfolio and is important to understanding the quality of originations and the related credit risk inherent in our owned and securitized portfolios. As the level of our securitized receivables falls over time, managed basis and owned basis results will eventually converge.

     OPERATING RESULTS, PERCENTAGES AND RATIOS Certain percentages and ratios have been presented on an operating basis and have been calculated using "operating net income", a non-GAAP financial measure. "Operating net income" is net income excluding certain nonrecurring items shown in the table below. These nonrecurring items are also excluded in calculating our operating basis efficiency ratios. We believe that excluding these nonrecurring items helps readers of our financial statements to better understand the results and trends of our underlying business. See our Annual Report for 2005 on Form 10-K for further discussion of these items.

     A reconciliation of net income to operating net income follows:

                                                     THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                -----------------------------   -------------------
                                                12/31/05   9/30/05   12/31/04   12/31/05   12/31/04
---------------------------------------------------------------------------------------------------
                                                                   (IN MILLIONS)
Net income....................................    $393      $281       $712      $1,772     $1,940
Gain on bulk sale of private label
  receivables, after-tax......................      --        --       (423)         --       (423)
Adoption of FFIEC charge-off policies for
  domestic private label and MasterCard and
  Visa portfolios, after-tax..................      --        --        121          --        121
                                                  ----      ----       ----      ------     ------
Operating net income..........................    $393      $281       $410      $1,772     $1,638
                                                  ====      ====       ====      ======     ======

                                        2
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF INCOME -- OWNED BASIS

THREE MONTHS

                                                                                   % CHANGE FROM
                                                        THREE MONTHS ENDED             PRIOR
                                                   -----------------------------   --------------
                                                   12/31/05   9/30/05   12/31/04   QTR.     YEAR
-------------------------------------------------------------------------------------------------
                                                             (DOLLARS ARE IN MILLIONS)
Finance and other interest income................   $3,725    $3,402     $3,001      9.5%    24.1%
Interest expense:
  HSBC affiliates................................      206       222        130     (7.2)    58.5
  Non-affiliates.................................    1,221     1,017        788     20.1     54.9
                                                    ------    ------     ------    -----   ------
NET INTEREST INCOME..............................    2,298     2,163      2,083      6.2     10.3
Provision for credit losses......................    1,310     1,361      1,286     (3.7)     1.9
                                                    ------    ------     ------    -----   ------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
  LOSSES.........................................      988       802        797     23.2     24.0
                                                    ------    ------     ------    -----   ------
Other revenues:
  Securitization related revenue.................       31        41        127    (24.4)   (75.6)
  Insurance revenue..............................      239       229        221      4.4      8.1
  Investment income..............................       35        33         30      6.1     16.7
  Derivative income (expense)....................      (34)      (53)       263    (35.8)   (100+)
  Fee income.....................................      469       439        282      6.8     66.3
  Taxpayer financial services revenue
     (expense)...................................       17        (1)         8     100+     100+
  Gain on receivable sales to HSBC affiliates....      105        99        677      6.1    (84.5)
  Servicing fees from HSBC affiliates............      106       102         13      3.9     100+
  Other income...................................      175       213        137    (17.8)    27.7
                                                    ------    ------     ------    -----   ------
TOTAL OTHER REVENUES.............................    1,143     1,102      1,758      3.7    (35.0)
                                                    ------    ------     ------    -----   ------
Costs and expenses:
  Salaries and employee benefits.................      536       513        472      4.5     13.6
  Sales incentives...............................      108       117        104     (7.7)     3.8
  Occupancy and equipment expenses...............       82        83         86     (1.2)    (4.7)
  Other marketing expenses.......................      170       196        199    (13.3)   (14.6)
  Other servicing and administrative expenses....      235       149        209     57.7     12.4
  Support services from HSBC affiliates..........      237       226        194      4.9     22.2
  Amortization of intangibles....................       65        90         85    (27.8)   (23.5)
  Policyholders' benefits........................      109       109        113       --     (3.5)
                                                    ------    ------     ------    -----   ------
TOTAL COSTS AND EXPENSES.........................    1,542     1,483      1,462      4.0      5.5
                                                    ------    ------     ------    -----   ------
Income before income tax expense.................      589       421      1,093     39.9    (46.1)
Income tax expense...............................      196       140        381     40.0    (48.6)
                                                    ------    ------     ------    -----   ------
NET INCOME.......................................   $  393    $  281     $  712     39.9%   (44.8)%
                                                    ======    ======     ======    =====   ======
Gain on bulk sale of private label receivables,
  after-tax......................................       --        --       (423)      --    100.0
Adoption of FFIEC charge-off policies for
  domestic private label and MasterCard and Visa
  portfolios, after-tax..........................       --        --        121       --   (100.0)
                                                    ------    ------     ------    -----   ------
Operating net income(1)..........................   $  393    $  281     $  410     39.9%    (4.1)%
                                                    ======    ======     ======    =====   ======

---------------

(1) Operating net income is a non-GAAP financial measure which is provided for comparison of our operating trends and should be read in conjunction with our owned basis GAAP financial information. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

                                        3
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



SECURITIZATION RELATED REVENUE

                                                                   THREE MONTHS ENDED
                                                              -----------------------------
                                                              12/31/05   9/30/05   12/31/04
-------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
Net initial gains(1)........................................    $--        $--       $ --
Net replenishment gains(1)..................................     19         38         69
Servicing revenue and excess spread.........................     12          3         58
                                                                ---        ---       ----
Total.......................................................    $31        $41       $127
                                                                ===        ===       ====

---------------

(1) Net of our estimate of probable credit losses under the recourse provisions.

RECEIVABLES SECURITIZED

                                                                   THREE MONTHS ENDED
                                                              -----------------------------
                                                              12/31/05   9/30/05   12/31/04
-------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
Auto finance................................................   $  --      $  --     $  --
MasterCard/Visa(1)..........................................      --         --        --
Private label...............................................      --         --        --
                                                               -----      -----     -----
Total.......................................................   $  --      $  --     $  --
                                                               =====      =====     =====

---------------

(1) MasterCard and Visa are registered trademarks of MasterCard International, Incorporated and VISA USA Inc., respectively.

                                        4
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF INCOME -- OWNED BASIS

TWELVE MONTHS

                                                                   TWELVE MONTHS ENDED
                                                              ------------------------------
                                                              12/31/05   12/31/04   % CHANGE
                                                              --------   --------   --------
                                                                (DOLLARS ARE IN MILLIONS)
Finance and other interest income...........................  $13,216    $10,945       20.7%
Interest expense:
  HSBC affiliates...........................................      713        343       100+
  Non-affiliates............................................    4,119      2,800       47.1
                                                              -------    -------     ------
NET INTEREST INCOME.........................................    8,384      7,802        7.5
Provision for credit losses.................................    4,543      4,334        4.8
                                                              -------    -------     ------
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES.......    3,841      3,468       10.8
                                                              -------    -------     ------
Other revenues:
  Securitization related revenue............................      211      1,008      (79.1)
  Insurance revenue.........................................      918        839        9.4
  Investment income.........................................      134        137       (2.2)
  Derivative income.........................................      249        511      (51.3)
  Fee income................................................    1,568      1,091       43.7
  Taxpayer financial services revenue.......................      277        217       27.6
  Gain on bulk sale of private label receivables............       --        663     (100.0)
  Gain on receivable sales to HSBC affiliates...............      413         39       100+
  Servicing fees from HSBC affiliates.......................      409         24       100+
  Other income..............................................      652        544       19.9
                                                              -------    -------     ------
TOTAL OTHER REVENUES........................................    4,831      5,073       (4.8)
                                                              -------    -------     ------
Costs and expenses:
  Salaries and employee benefits............................    2,072      1,886        9.9
  Sales incentives..........................................      397        363        9.4
  Occupancy and equipment expenses..........................      334        323        3.4
  Other marketing expenses..................................      731        636       14.9
  Other servicing and administrative expenses...............      785        868       (9.6)
  Support services from HSBC affiliates.....................      889        750       18.5
  Amortization of intangibles...............................      345        363       (5.0)
  Policyholders' benefits...................................      456        412       10.7
                                                              -------    -------     ------
TOTAL COSTS AND EXPENSES....................................    6,009      5,601        7.3
                                                              -------    -------     ------
Income before income tax expense............................    2,663      2,940       (9.4)
Income tax expense..........................................      891      1,000      (10.9)
                                                              -------    -------     ------
NET INCOME..................................................  $ 1,772    $ 1,940       (8.7)%
                                                              =======    =======     ======
Gain on bulk sale of private label receivables, after-tax...       --       (423)     100.0
Adoption of FFIEC charge-off policies for domestic private
  label and MasterCard and Visa portfolios, after-tax.......       --        121     (100.0)
                                                              -------    -------     ------
Operating net income(1).....................................  $ 1,772    $ 1,638        8.2%
                                                              =======    =======     ======

---------------

(1) Operating net income is a non-GAAP financial measure which is provided for comparison of our operating trends and should be read in conjunction with our owned basis GAAP financial information. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

                                        5
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



SECURITIZATION RELATED REVENUE

                                                              TWELVE MONTHS ENDED
                                                              -------------------
                                                              12/31/05   12/31/04
---------------------------------------------------------------------------------
                                                                 (IN MILLIONS)
Net initial gains(1)........................................    $ --      $   25
Net replenishment gains(1)..................................     154         414
Servicing revenue and excess spread.........................      57         569
                                                                ----      ------
Total.......................................................    $211      $1,008
                                                                ====      ======

---------------

(1) Net of our estimate of probable credit losses under the recourse provisions.

RECEIVABLES SECURITIZED

                                                              TWELVE MONTHS ENDED
                                                              -------------------
                                                              12/31/05   12/31/04
---------------------------------------------------------------------------------
                                                                 (IN MILLIONS)
Auto finance................................................    $ --       $ --
MasterCard/Visa.............................................      --        550
Private label...............................................      --        190
                                                                ----       ----
Total.......................................................    $ --       $740
                                                                ====       ====

                                        6
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECEIVABLES ANALYSIS

END-OF-PERIOD RECEIVABLES

                                                                                % CHANGE FROM
                                                                                    PRIOR
                                                                                --------------
                                               12/31/05   9/30/05    12/31/04   QTR.     YEAR
----------------------------------------------------------------------------------------------
                                                          (DOLLARS ARE IN MILLIONS)
OWNED RECEIVABLES:
  Real estate secured........................  $ 82,826   $ 78,130   $ 64,820     6.0%    27.8%
  Auto finance...............................    10,704     10,137      7,544     5.6     41.9
  MasterCard/Visa............................    24,110     18,974     14,635    27.1     64.7
  Private label(1)...........................     2,520      2,777      3,411    (9.3)   (26.1)
  Personal non-credit card...................    19,545     18,484     16,128     5.7     21.2
  Commercial and other.......................       208        220        317    (5.5)   (34.4)
                                               --------   --------   --------   -----   ------
Total owned receivables......................   139,913    128,722    106,855     8.7     30.9
                                               --------   --------   --------   -----   ------
RECEIVABLES SERVICED WITH LIMITED RECOURSE:
  Real estate secured........................        --         --         81      --   (100.0)
  Auto finance...............................     1,192      1,474      2,679   (19.1)   (55.5)
  MasterCard/Visa............................     1,875      3,615      7,583   (48.1)   (75.3)
  Private label(1)...........................        --         --         --      --       --
  Personal non-credit card...................     1,007      1,670      3,882   (39.7)   (74.1)
                                               --------   --------   --------   -----   ------
Total receivables serviced with limited
  recourse...................................     4,074      6,759     14,225   (39.7)   (71.4)
                                               --------   --------   --------   -----   ------
MANAGED RECEIVABLES:(2)
  Real estate secured........................    82,826     78,130     64,901     6.0     27.6
  Auto finance...............................    11,896     11,611     10,223     2.5     16.4
  MasterCard/Visa............................    25,985     22,589     22,218    15.0     17.0
  Private label(1)...........................     2,520      2,777      3,411    (9.3)   (26.1)
  Personal non-credit card(3)................    20,552     20,154     20,010     2.0      2.7
  Commercial and other.......................       208        220        317    (5.5)   (34.4)
                                               --------   --------   --------   -----   ------
Total managed receivables....................  $143,987   $135,481   $121,080     6.3%    18.9%
                                               ========   ========   ========   =====   ======

---------------

(1) On December 29, 2004, we sold $12.2 billion of domestic private label receivables ($15.6 billion on a managed basis) to HSBC Bank USA, N.A.

(2) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information.

(3) Personal non-credit card receivables are comprised of the following:

                                                            12/31/05   9/30/05   12/31/04
-----------------------------------------------------------------------------------------
                                                                    (IN MILLIONS)
Domestic personal unsecured...............................
                                                            $12,190    $11,571   $10,725
Union Plus personal unsecured.............................
                                                                333        374       474
Personal homeowner loans..................................
                                                              4,384      4,360     4,582
Foreign unsecured.........................................
                                                              3,645      3,849     4,229
                                                            -------    -------   -------
Total.....................................................  $20,552    $20,154   $20,010
                                                            =======    =======   =======

                                        7
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



FINANCIAL HIGHLIGHTS -- MANAGED BASIS(1)

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS

                                                                                               % CHANGE
                                                      THREE MONTHS ENDED                      FROM PRIOR
                                    ------------------------------------------------------   -------------
                                    12/31/05    (2)    9/30/05     (2)    12/31/04    (2)    QTR.    YEAR
----------------------------------------------------------------------------------------------------------
                                                          (DOLLARS ARE IN MILLIONS)
Finance and other interest
  income..........................  $  3,933   10.88%  $  3,671   10.89%  $  3,601   10.64%    7.1%    9.2%
Interest expense..................     1,502    4.15      1,331    3.95      1,050    3.10    12.8    43.0
                                    --------   -----   --------   -----   --------   -----   -----   -----
NET INTEREST INCOME...............     2,431    6.73%     2,340    6.94%     2,551    7.54%    3.9    (4.7)
Provision for credit losses.......     1,358              1,338              1,305             1.5     4.1
                                    --------           --------           --------           -----   -----
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT LOSSES.....  $  1,073           $  1,002           $  1,246             7.1%  (13.9)%
                                    ========           ========           ========           =====   =====
Other revenues:
Insurance revenue.................  $    239           $    229           $    221             4.4%    8.1%
Investment income.................        35                 33                 30             6.1    16.7
Fee income........................       510                497                437             2.6    16.7
Securitization related revenue....       (95)              (217)              (477)          (56.2)  (80.1)
Derivative income (expense).......       (34)               (53)               263           (35.8)  (100+)
Taxpayer financial services
  revenue (expense)...............        17                 (1)                 8            100+    100+
Gain on receivable sales to HSBC
  affiliates......................       105                 99                677             6.1   (84.5)
Servicing fees from HSBC
  affiliates......................       106                102                 13             3.9    100+
Other income......................       175                213                137           (17.8)   27.7
                                    --------           --------           --------           -----   -----
TOTAL OTHER REVENUES..............  $  1,058           $    902           $  1,309            17.3%  (19.2)%
                                    ========           ========           ========           =====   =====
Average managed receivables
Real estate secured...............  $ 81,332           $ 74,369           $ 61,543             9.4%   32.2%
Auto finance......................    11,771             11,230             10,052             4.8    17.1
MasterCard/Visa...................    24,248             22,536             21,221             7.6    14.3
Private label.....................     2,708              2,840             17,858            (4.6)  (84.8)
Personal non-credit card..........    20,324             19,944             19,593             1.9     3.7
Commercial and other..............       217                234                321            (7.3)  (32.4)
Purchase accounting fair value
  adjustments.....................        83                116                243           (28.4)  (65.8)
                                    --------           --------           --------           -----   -----
Average managed receivables.......  $140,683           $131,269           $130,831             7.2%    7.5%
Average noninsurance
  investments.....................     3,176              2,868              3,889            10.7   (18.3)
Other interest-earning assets.....       686                680                660              .9     3.9
                                    --------           --------           --------           -----   -----
Average managed interest-earning
  assets..........................  $144,545           $134,817           $135,380             7.2%    6.8%
                                    ========           ========           ========           =====   =====
SELECTED FINANCIAL RATIOS:
Return on average managed
  assets..........................      1.01%               .75%              1.87%           34.7%  (46.0)%
Efficiency ratio..................     42.40              43.86              36.00            (3.3)   17.8
Net interest margin...............      6.73               6.94               7.54            (3.0)  (10.7)
Risk adjusted revenue.............      6.81               7.34               8.37            (7.2)  (18.6)
                                    ========           ========           ========           =====   =====

---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) % Columns: comparison to average managed interest-earning assets, annualized

                                        8
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



FINANCIAL HIGHLIGHTS -- MANAGED BASIS(1)

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

TWELVE MONTHS

                                                        TWELVE MONTHS ENDED
                                                ------------------------------------
                                                12/31/05    (2)     12/31/04    (2)    % CHANGE
-----------------------------------------------------------------------------------------------
                                                           (DOLLARS ARE IN MILLIONS)
Finance and other interest income.............  $ 14,483   10.83%   $ 13,928   10.83%     4.0%
Interest expense..............................     5,207    3.89       3,671    2.86     41.8
                                                --------   -----    --------   -----    -----
NET INTEREST INCOME...........................     9,276    6.94%     10,257    7.97%    (9.6)
Provision for credit losses...................     4,650               4,522              2.8
                                                --------            --------            -----
NET INTEREST INCOME AFTER PROVISION FOR CREDIT
  LOSSES......................................     4,626            $  5,735            (19.3)%
                                                ========            ========            =====
Other revenues:
  Insurance revenue...........................  $    918            $    839              9.4%
  Investment income...........................       134                 137             (2.2)
  Fee income..................................     1,831               1,836              (.3)
  Securitization related revenue (expense)....      (837)             (2,004)           (58.2)
  Derivative income...........................       249                 511            (51.3)
  Taxpayer financial services revenue.........       277                 217             27.6
  Gain on receivable sales to HSBC
     affiliates...............................       413                 702            (41.2)
  Servicing fees from HSBC affiliates.........       409                  24             100+
  Other income................................       652                 544             19.9
                                                --------            --------            -----
TOTAL OTHER REVENUES..........................  $  4,046            $  2,806             44.2%
                                                ========            ========            =====
Average managed receivables
  Real estate secured.........................  $ 73,120            $ 56,462             29.5%
  Auto finance................................    10,937               9,432             16.0
  MasterCard/Visa.............................    22,694              20,674              9.8
  Private label...............................     2,948              17,579            (83.2)
  Personal non-credit card....................    19,956              18,986              5.1
  Commercial and other........................       255                 354            (28.0)
  Purchase accounting fair value
     adjustments..............................       134                 319            (58.0)
                                                --------            --------            -----
Average managed receivables...................  $130,044            $123,806              5.0%
Average noninsurance investments..............     3,018               4,203            (28.2)
Other interest-earning assets.................       676                 650              4.0
                                                --------            --------            -----
Average managed interest-earning assets.......  $133,738            $128,659              3.9%
                                                ========            ========            =====
SELECTED FINANCIAL RATIOS:
Return on average managed assets..............      1.19%               1.33%           (10.5)%
Efficiency ratio..............................     43.16               41.02              5.2
Net interest margin...........................      6.94                7.97            (12.9)
Risk adjusted revenue.........................      7.18                7.30             (1.6)
                                                --------            --------            -----

---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) % Columns: comparison to average managed interest-earning assets, annualized.
                                        9
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



CREDIT QUALITY/CREDIT LOSS RESERVES -- MANAGED BASIS(1)

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY

AS A PERCENT OF MANAGED CONSUMER RECEIVABLES, EXCLUDES COMMERCIAL.  12/31/05   9/30/05   12/31/04
-------------------------------------------------------------------------------------------------
Real estate secured............................................       2.72%     2.51%      2.97%
Auto finance...................................................       2.76      2.67       2.96
MasterCard/Visa(2).............................................       3.52      4.13       3.98
Private label..................................................       5.43      5.22       4.13
Personal non-credit card.......................................       9.54      9.36       9.30
                                                                      ----      ----       ----
TOTAL..........................................................       3.89%     3.87%      4.24%
                                                                      ====      ====       ====

QUARTER-TO-DATE CHARGE-OFFS, NET OF RECOVERIES

AS A PERCENT OF AVERAGE MANAGED CONSUMER RECEIVABLES, ANNUALIZED, EXCLUDES COMMERCIAL.  12/31/05   9/30/05   12/31/04
---------------------------------------------------------------------------------------------------------------------
Real estate secured......................................................                  .66%      .75%      1.04%
Auto finance.............................................................                 4.40      4.41       4.47
MasterCard/Visa(3).......................................................                 7.85      6.11       7.54
Private label(3).........................................................                 5.60      5.35       9.22
Personal non-credit card.................................................                 7.59      8.15       8.55
                                                                                          ----      ----       ----
TOTAL....................................................................                 3.31%     3.21%      4.61%
                                                                                          ====      ====       ====
Real estate charge-offs and REO expense as a percent of average managed real estate
  secured receivables....................................................                  .78%      .88%      1.17%
                                                                                          ====      ====       ====

CREDIT LOSS RESERVES

                                                              12/31/05   9/30/05   12/31/04
-------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
Reserves for managed receivables at beginning of quarter....  $ 4,571    $ 4,281   $ 5,199
Provision for credit losses.................................    1,358      1,338     1,305
Charge-offs.................................................   (1,297)    (1,185)   (1,632)
Recoveries..................................................      134        133       130
Other, net..................................................      (30)         4      (487)
                                                              -------    -------   -------
Reserves for managed receivables at end of quarter..........  $ 4,736    $ 4,571   $ 4,515
                                                              =======    =======   =======
Reserves as a percent of managed receivables................     3.29%      3.37%     3.73%
                                                              -------    -------   -------

NONPERFORMING ASSETS

                                                              12/31/05   9/30/05   12/31/04
                                                              --------   -------   --------
-------------------------------------------------------------------------------------------
                                                                      (IN MILLIONS)
Nonaccrual managed receivables..............................   $3,709    $3,541     $3,558
Accruing managed receivables 90 or more days delinquent.....      642       604        607
Renegotiated commercial loans...............................       --        --          2
                                                               ------    ------     ------
Total nonperforming managed receivables.....................    4,351     4,145      4,167
Real estate owned...........................................      510       462        587
                                                               ------    ------     ------
TOTAL NONPERFORMING ASSETS..................................   $4,861    $4,607     $4,754
                                                               ======    ======     ======
Managed credit loss reserves as a percent of nonperforming
  managed receivables.......................................    108.8%    110.3%     108.4%

---------------

(1) Managed basis reporting is a non-GAAP financial measure. See "Basis of Reporting" for a discussion on the use of non-GAAP financial information and "Reconciliations to GAAP Financial Measures" for quantitative reconciliations to the equivalent GAAP basis financial measure.

(2) In December 2005, we completed the acquisition of Metris which included receivables of $5.3 billion. Excluding the receivables from the Metris acquisition from this calculation, our consumer delinquency ratio for our MasterCard/Visa portfolio was 3.79% and total consumer delinquency was 3.95%.

(3) The adoption of charge-off policies in accordance with the Uniform Retail Credit Classification and Account Management Policy issued by the Federal Financial Institutions Examination Council for our domestic private label (excluding retail sales contracts at our consumer lending business) and our MasterCard and Visa portfolios in December 2004 increased private label net charge-offs by $197 million (442 basis points), MasterCard/Visa net charge-offs by $5 million (10 basis points) and total consumer net charge-offs by $202 million (62 basis points) during the quarter ended December 31, 2004.

                                        10
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

THREE MONTHS
                                             THREE MONTHS ENDED 12/31/05           THREE MONTHS ENDED 9/30/05
                                         -----------------------------------   -----------------------------------
                                                    SERVICED WITH                         SERVICED WITH
                                                       LIMITED                               LIMITED
                                          OWNED      RECOURSE(1)    MANAGED     OWNED      RECOURSE(1)    MANAGED
------------------------------------------------------------------------------------------------------------------
                                                                 (DOLLARS ARE IN MILLIONS)
Finance and other interest income......  $  3,725      $  208       $  3,933   $  3,402      $   269      $  3,671
Interest expense.......................     1,427          75          1,502      1,239           92         1,331
                                         --------      ------       --------   --------      -------      --------
NET INTEREST INCOME....................     2,298         133          2,431      2,163          177         2,340
Provision for credit losses............     1,310          48          1,358      1,361          (23)        1,338
                                         --------      ------       --------   --------      -------      --------
NET INTEREST INCOME AFTER PROVISION for
 CREDIT LOSSES.........................  $    988      $   85       $  1,073   $    802      $   200      $  1,002
Other revenues:
 Securitization related revenue........  $     31      $ (126)      $    (95)  $     41      $  (258)     $   (217)
 Insurance revenue.....................       239          --            239        229           --           229
 Investment income.....................        35          --             35         33           --            33
 Fee income............................       469          41            510        439           58           497
 Derivative income (expense)...........       (34)         --            (34)       (53)          --           (53)
 Taxpayer financial services revenue
   (expense)...........................        17          --             17         (1)          --            (1)
 Gain on receivable sales to HSBC
   affiliates..........................       105          --            105         99           --            99
 Servicing fees from HSBC affiliates...       106          --            106        102           --           102
 Other income..........................       175          --            175        213           --           213
                                         --------      ------       --------   --------      -------      --------
TOTAL OTHER REVENUES...................  $  1,143      $  (85)      $  1,058   $  1,102      $  (200)     $    902
Average receivables:
 Real estate secured...................  $ 81,332      $   --       $ 81,332   $ 74,369      $    --      $ 74,369
 Auto finance..........................    10,420       1,351         11,771      9,585        1,645        11,230
 MasterCard/Visa.......................    21,143       3,105         24,248     18,442        4,094        22,536
 Private label.........................     2,708          --          2,708      2,840           --         2,840
 Personal non-credit card..............    19,023       1,301         20,324     17,904        2,040        19,944
 Commercial and other..................       217          --            217        234           --           234
 Purchase accounting fair value
   adjustments.........................        83          --             83        116           --           116
                                         --------      ------       --------   --------      -------      --------
Average receivables....................  $134,926      $5,757       $140,683   $123,490      $ 7,779      $131,269
Average noninsurance investments.......     3,176          --          3,176      2,868           --         2,868
Other interest-earning assets..........       686          --            686        680           --           680
                                         --------      ------       --------   --------      -------      --------
Average interest-earning assets........  $138,788      $5,757       $144,545   $127,038      $ 7,779      $134,817
Net interest income as a percentage of
 average interest-earning assets.......      6.62%       9.24%          6.73%      6.81%        9.10%         6.94%
                                         ========      ======       ========   ========      =======      ========

                                             THREE MONTHS ENDED 12/31/04
                                         -----------------------------------
                                                    SERVICED WITH
                                                       LIMITED
                                          OWNED      RECOURSE(1)    MANAGED
---------------------------------------  -----------------------------------
                                              (DOLLARS ARE IN MILLIONS)
Finance and other interest income......  $  3,001      $   600      $  3,601
Interest expense.......................       918          132         1,050
                                         --------      -------      --------
NET INTEREST INCOME....................     2,083          468         2,551
Provision for credit losses............     1,286           19         1,305
                                         --------      -------      --------
NET INTEREST INCOME AFTER PROVISION for
 CREDIT LOSSES.........................  $    797      $   449      $  1,246
Other revenues:
 Securitization related revenue........  $    127      $  (604)     $   (477)
 Insurance revenue.....................       221           --           221
 Investment income.....................        30           --            30
 Fee income............................       282          155           437
 Derivative income (expense)...........       263           --           263
 Taxpayer financial services revenue
   (expense)...........................         8           --             8
 Gain on receivable sales to HSBC
   affiliates..........................       677           --           677
 Servicing fees from HSBC affiliates...        13           --            13
 Other income..........................       137           --           137
                                         --------      -------      --------
TOTAL OTHER REVENUES...................  $  1,758      $  (449)     $  1,309
Average receivables:
 Real estate secured...................  $ 61,445      $    98      $ 61,543
 Auto finance..........................     7,191        2,861        10,052
 MasterCard/Visa.......................    13,009        8,212        21,221
 Private label.........................    14,349        3,509        17,858
 Personal non-credit card..............    15,671        3,922        19,593
 Commercial and other..................       321           --           321
 Purchase accounting fair value
   adjustments.........................       243           --           243
                                         --------      -------      --------
Average receivables....................  $112,229      $18,602      $130,831
Average noninsurance investments.......     3,889           --         3,889
Other interest-earning assets..........       660           --           660
                                         --------      -------      --------
Average interest-earning assets........  $116,778      $18,602      $135,380
Net interest income as a percentage of
 average interest-earning assets.......      7.13%       10.06%         7.54%
                                         ========      =======      ========

---------------

(1) When reporting on a managed basis, finance and other interest income, interest expense, provision for credit losses and fee income related to securitized receivables are reclassified from securitization related revenue in our owned statements of income into the appropriate caption.

                                        11
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

REVENUES, AVERAGE INTEREST-EARNING ASSETS AND NET INTEREST INCOME

TWELVE MONTHS

                                    TWELVE MONTHS ENDED 12/31/05          TWELVE MONTHS ENDED 12/31/04
                                 -----------------------------------   ----------------------------------
                                            SERVICED WITH                           SERVICED
                                               LIMITED                            WITH LIMITED
                                  OWNED      RECOURSE(1)    MANAGED     OWNED     RECOURSE(1)    MANAGED
---------------------------------------------------------------------------------------------------------
                                                        (DOLLARS ARE IN MILLIONS)
Finance and other interest
  income.......................  $ 13,216      $ 1,267      $ 14,483   $ 10,945     $ 2,983      $ 13,928
Interest expense...............     4,832          375         5,207      3,143         528         3,671
                                 --------      -------      --------   --------     -------      --------
NET INTEREST INCOME............     8,384          892         9,276      7,802       2,455        10,257
Provision for credit losses....     4,543          107         4,650      4,334         188         4,522
                                 --------      -------      --------   --------     -------      --------
NET INTEREST INCOME AFTER
  PROVISION FOR CREDIT
  LOSSES.......................  $  3,841      $   785      $  4,626   $  3,468     $ 2,267      $  5,735
Other revenues:
  Securitization related
    revenue....................  $    211      $(1,048)     $   (837)  $  1,008     $(3,012)     $ (2,004)
  Insurance revenue............       918           --           918        839          --           839
  Investment income............       134           --           134        137          --           137
  Fee income...................     1,568          263         1,831      1,091         745         1,836
  Derivative income............       249           --           249        511          --           511
  Taxpayer financial services
    revenue....................       277           --           277        217          --           217
  Gain on receivable sales to
    HSBC affiliates............       413           --           413        702          --           702
  Servicing fees from HSBC
    affiliates.................       409           --           409         24          --            24
  Other income.................       652           --           652        544          --           544
                                 --------      -------      --------   --------     -------      --------
TOTAL OTHER REVENUES...........  $  4,831      $  (785)     $  4,046   $  5,073     $(2,267)     $  2,806
Average receivables:
  Real estate secured..........  $ 73,097      $    23      $ 73,120   $ 56,303     $   159      $ 56,462
  Auto finance.................     9,074        1,863        10,937      5,785       3,647         9,432
  MasterCard/Visa..............    17,823        4,871        22,694     11,575       9,099        20,674
  Private label................     2,948           --         2,948     13,029       4,550        17,579
  Personal non-credit card.....    17,558        2,398        19,956     14,194       4,792        18,986
  Commercial and other.........       255           --           255        354          --           354
  Purchase accounting fair
    value adjustments..........       134           --           134        319          --           319
                                 --------      -------      --------   --------     -------      --------
Average receivables............  $120,889      $ 9,155      $130,044   $101,559     $22,247      $123,806
Average noninsurance
  investments..................     3,018           --         3,018      4,203          --         4,203
Other interest-earning
  assets.......................       676           --           676        650          --           650
                                 --------      -------      --------   --------     -------      --------
Average interest-earning
  assets.......................  $124,583      $ 9,155      $133,738   $106,412     $22,247      $128,659
Net interest income as a
  percentage of average
  interest-earning assets......      6.73%        9.74%         6.94%      7.33%      11.04%         7.97%
                                 ========      =======      ========   ========     =======      ========

---------------

(1) When reporting on a managed basis, finance and other interest income, interest expense, provision for credit losses and fee income related to securitized receivables are reclassified from securitization related revenue in our owned statements of income into the appropriate caption.

                                        12
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

SELECTED FINANCIAL RATIOS

                                                                    THREE MONTHS ENDED         TWELVE MONTHS ENDED
                                                              ------------------------------   -------------------
                                                              12/31/05   9/30/05    12/31/04   12/31/05   12/31/04
------------------------------------------------------------------------------------------------------------------
                                                                           (DOLLARS ARE IN MILLIONS)
RETURN ON AVERAGE COMMON SHAREHOLDER'S EQUITY:
Net income..................................................  $    393   $    281   $    712   $  1,772   $  1,940
 Dividends on preferred stock...............................       (21)       (25)       (18)       (83)       (72)
                                                              --------   --------   --------   --------   --------
Net income available to common shareholders.................  $    372   $    256   $    694   $  1,689   $  1,868
Gain on bulk sale of private label receivables, after-tax...        --         --       (423)        --       (423)
Adoption of FFIEC charge-off policies for domestic private
 label and MasterCard and Visa portfolios, after-tax........        --         --        121         --        121
                                                              --------   --------   --------   --------   --------
Operating net income available to common shareholders.......  $    372   $    256   $    392   $  1,689   $  1,566
                                                              --------   --------   --------   --------   --------
Average common shareholder's equity.........................  $ 17,932   $ 16,973   $ 16,838   $ 16,936   $ 17,003
                                                              --------   --------   --------   --------   --------
Return on average common shareholder's equity...............      8.30%      6.03%     16.49%      9.97%     10.99%
Return on average common shareholder's equity, operating
 basis......................................................      8.30       6.03       9.31       9.97       9.21
                                                              ========   ========   ========   ========   ========
RETURN ON AVERAGE ASSETS:
Net income..................................................  $    393   $    281   $    712   $  1,772   $  1,940
Operating net income........................................       393        281        410      1,772      1,638
                                                              --------   --------   --------   --------   --------
Average assets:
 Owned basis................................................  $150,644   $141,765   $134,316   $139,800   $123,921
 Serviced with limited recourse.............................     5,757      7,779     18,602      9,155     22,247
                                                              --------   --------   --------   --------   --------
 Managed basis..............................................  $156,401   $149,544   $152,918   $148,955   $146,168
Return on average owned assets..............................      1.04%       .79%      2.12%      1.27%      1.57%
Return on average owned assets, operating basis.............      1.04        .79       1.22       1.27       1.32
Return on average managed assets............................      1.01        .75       1.87       1.19       1.33
Return on average managed assets, operating basis...........      1.01        .75       1.07       1.19       1.12
                                                              ========   ========   ========   ========   ========
EFFICIENCY RATIO:
Total costs and expenses less policyholders' benefits.......  $  1,433   $  1,374   $  1,349   $  5,553   $  5,189
                                                              --------   --------   --------   --------   --------
Net interest income and other revenues less policyholders'
 benefits:
 Owned basis................................................  $  3,332   $  3,156   $  3,728   $ 12,759   $ 12,463
 Serviced with limited recourse.............................        48        (23)        19        107        188
                                                              --------   --------   --------   --------   --------
 Managed basis..............................................  $  3,380   $  3,133   $  3,747   $ 12,866   $ 12,651
                                                              --------   --------   --------   --------   --------
Gain on bulk sale of private label receivables..............        --         --       (663)        --       (663)
Adoption of FFIEC charge-off policies for domestic private
 label and MasterCard and Visa portfolios:
 Owned basis................................................        --         --        151         --        151
 Managed basis..............................................        --         --        107         --        107
Net interest income and other revenues less policyholders'
 benefits, excluding nonrecurring items:
 Owned basis................................................  $  3,332   $  3,156   $  3,216   $ 12,759   $ 11,951
 Serviced with limited recourse.............................        48        (23)       (25)       107        144
                                                              --------   --------   --------   --------   --------
 Managed basis..............................................  $  3,380   $  3,133   $  3,191   $ 12,866   $ 12,095
                                                              --------   --------   --------   --------   --------
Owned basis efficiency ratio................................     43.01%     43.54%     36.19%     43.52%     41.64%
Owned basis efficiency ratio, operating basis...............     43.01      43.54      41.95      43.52      43.42
Managed basis efficiency ratio..............................     42.40      43.86      36.00      43.16      41.02
Managed basis efficiency ratio, operating basis.............     42.40      43.86      42.28      43.16      42.90
                                                              ========   ========   ========   ========   ========
MANAGED BASIS RISK ADJUSTED REVENUE:
Net interest income.........................................  $  2,431   $  2,340   $  2,551   $  9,276   $ 10,257
Other revenues, excluding securitization related revenue as
 well as the mark-to-market on derivatives which do not
 qualify as effective hedges and ineffectiveness associated
 with qualifying hedges under SFAS No. 133..................     1,193      1,185      1,786      4,686      4,810
Less: Net charge-offs.......................................    (1,163)    (1,052)    (1,502)    (4,361)    (5,674)
                                                              --------   --------   --------   --------   --------
Risk adjusted revenue.......................................  $  2,461   $  2,473   $  2,835   $  9,601   $  9,393
Gain on bulk sale of private label receivables..............        --         --       (663)        --       (663)
Adoption of FFIEC charge-off policies for domestic private
 label and MasterCard and Visa portfolios...................        --         --        309         --        309
                                                              --------   --------   --------   --------   --------
Risk adjusted revenue, excluding nonrecurring items.........  $  2,461   $  2,473   $  2,481   $  9,601   $  9,039
                                                              --------   --------   --------   --------   --------
Average interest-earning assets.............................  $144,545   $134,817   $135,380   $133,738   $128,659
                                                              --------   --------   --------   --------   --------
Managed basis risk adjusted revenue.........................      6.81%      7.34%      8.37%      7.18%      7.30%
Managed basis risk adjusted revenue, operating basis........      6.81       7.34       7.32       7.18       7.03
                                                              --------   --------   --------   --------   --------

                                        13
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES

                                          Two-Months-and-Over
                                        Contractual Delinquency                  Quarter-to-Date Charge-offs,
                               ------------------------------------------             Net of Recoveries
                               TWO-MONTHS-                  TWO-MONTHS-     --------------------------------------
                                AND-OVER      CONSUMER        AND-OVER        NET       AVERAGE
                               CONTRACTUAL   RECEIVABLES    CONTRACTUAL     CHARGE-    CONSUMER          NET
                               DELINQUENCY   OUTSTANDING   DELINQUENCY(1)    OFFS     RECEIVABLES   CHARGE-OFFS(1)
------------------------------------------------------------------------------------------------------------------
                                                            (DOLLARS ARE IN MILLIONS)
DECEMBER 31, 2005
  OWNED:
  First mortgage.............    $    2       $     21          8.41%       $   --     $     21          2.80%
  Real estate secured........     2,257         82,826          2.72           134       81,332           .66
  Auto finance...............       250         10,704          2.34            89       10,420          3.42
  MasterCard/Visa............       884         24,110          3.66           422       21,143          7.99
  Private label..............       137          2,520          5.43            38        2,708          5.60
  Personal non-credit card...     1,836         19,545          9.40           361       19,023          7.59
                                 ------       --------         -----        ------     --------         -----
  Total......................    $5,366       $139,726          3.84%       $1,044     $134,647          3.10%
                                 ======       ========         =====        ======     ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured........    $   --       $     --            --%       $   --     $     --            --%
  Auto finance...............        79          1,192          6.63            40        1,351         11.84
  MasterCard/Visa............        30          1,875          1.60            54        3,105          6.96
  Personal non-credit card...       125          1,007         12.41            25        1,301          7.69
                                 ------       --------         -----        ------     --------         -----
  Total......................    $  234       $  4,074          5.74%       $  119     $  5,757          8.27%
                                 ======       ========         =====        ======     ========         =====
  MANAGED:
  First mortgage.............    $    2             21          8.41%       $   --     $     21          2.80%
  Real estate secured........     2,257         82,826          2.72           134       81,332           .66
  Auto finance...............       329         11,896          2.76           129       11,771          4.40
  MasterCard/Visa............       914         25,985          3.52           476       24,248          7.85
  Private label..............       137          2,520          5.43            38        2,708          5.60
  Personal non-credit card...     1,961         20,552          9.54           386       20,324          7.59
                                 ------       --------         -----        ------     --------         -----
  Total......................    $5,600       $143,800          3.89%       $1,163     $140,404          3.31%
                                 ======       ========         =====        ======     ========         =====
SEPTEMBER 30, 2005
  OWNED:
  First mortgage.............    $    1       $     22          6.04%       $   --     $     23            --%
  Real estate secured........     1,961         78,130          2.51           140       74,369           .75
  Auto finance...............       212         10,137          2.09            78        9,585          3.25
  MasterCard/Visa............       846         18,974          4.46           288       18,442          6.24
  Private label..............       145          2,777          5.22            38        2,840          5.35
  Personal non-credit card...     1,696         18,484          9.18           358       17,904          8.01
                                 ------       --------         -----        ------     --------         -----
  Total......................    $4,861       $128,524          3.78%       $  902     $123,163          2.93%
                                 ======       ========         =====        ======     ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured........    $   --       $     --            --%       $   --     $     --            --%
  Auto finance...............        98          1,474          6.65            46        1,645         11.19
  MasterCard/Visa............        87          3,615          2.41            56        4,094          5.47
  Personal non-credit card...       191          1,670         11.44            48        2,040          9.41
                                 ------       --------         -----        ------     --------         -----
  Total......................    $  376       $  6,759          5.56%       $  150     $  7,779          7.71%
                                 ======       ========         =====        ======     ========         =====
  MANAGED:
  First mortgage.............    $    1       $     22          6.04%       $   --     $     23            --%
  Real estate secured........     1,961         78,130          2.51           140       74,369           .75
  Auto finance...............       310         11,611          2.67           124       11,230          4.41
  MasterCard/Visa............       933         22,589          4.13           344       22,536          6.11
  Private label..............       145          2,777          5.22            38        2,840          5.35
  Personal non-credit card...     1,887         20,154          9.36           406       19,944          8.15
                                 ------       --------         -----        ------     --------         -----
  Total......................    $5,237       $135,283          3.87%       $1,052     $130,942          3.21%
                                 ======       ========         =====        ======     ========         =====

---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        14
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)

                                TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY         QUARTER-TO-DATE CHARGE-OFFS,
                               ---------------------------------------------             NET OF RECOVERIES
                                TWO-MONTHS                     TWO-MONTHS-     --------------------------------------
                                 AND-OVER       CONSUMER        AND-OVER         NET       AVERAGE
                               CONTRACTUAL    RECEIVABLES      CONTRACTUAL     CHARGE-    CONSUMER          NET
                               DELINQUENCY    OUTSTANDING    DELINQUENCY(1)     OFFS     RECEIVABLES   CHARGE-OFFS(1)
---------------------------------------------------------------------------------------------------------------------
                                                             (DOLLARS ARE IN MILLIONS)
DECEMBER 31, 2004
  OWNED:
  First mortgage.............     $    1        $     26           5.04%       $   --     $     26            --%
  Real estate secured........      1,920          64,820           2.96           159       61,445          1.04
  Auto finance...............        156           7,544           2.07            49        7,191          2.73
  MasterCard/Visa............        714          14,635           4.88           275       13,009          8.44
  Private label..............        141           3,411           4.13           328       14,349          9.16
  Personal non-credit card...      1,401          16,128           8.69           316       15,671          8.06
                                  ------        --------          -----        ------     --------         -----
  Total......................     $4,333        $106,564           4.07%       $1,127     $111,691          4.04%
                                  ======        ========          =====        ======     ========         =====
  SERVICED WITH LIMITED
    RECOURSE:
  Real estate secured........     $   10        $     81          12.35%       $    1     $     98          4.08%
  Auto finance...............        147           2,679           5.49            63        2,861          8.81
  MasterCard/Visa............        170           7,583           2.24           125        8,212          6.09
  Private label..............         --              --             --            83        3,509          9.46
  Personal non-credit card...        461           3,882          11.88           103        3,921         10.51
                                  ------        --------          -----        ------     --------         -----
  Total......................     $  788        $ 14,225           5.54%       $  375     $ 18,601          8.06%
                                  ======        ========          =====        ======     ========         =====
  MANAGED:
  First mortgage.............     $    1        $     26           5.04%       $   --     $     26            --%
  Real estate secured........      1,930          64,901           2.97           160       61,543          1.04
  Auto finance...............        303          10,223           2.96           112       10,052          4.47
  MasterCard/Visa............        884          22,218           3.98           400       21,221          7.54
  Private label..............        141           3,411           4.13           411       17,858          9.22
  Personal non-credit card...      1,862          20,010           9.30           419       19,592          8.55
                                  ------        --------          -----        ------     --------         -----
  Total......................     $5,121        $120,789           4.24%       $1,502     $130,292          4.61%
                                  ======        ========          =====        ======     ========         =====

---------------

(1) Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        15
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)

                                                                         SERVICED WITH
                                                               OWNED    LIMITED RECOURSE   MANAGED
--------------------------------------------------------------------------------------------------
                                                                   (DOLLARS ARE IN MILLIONS)
REAL ESTATE CHARGE-OFFS AND REO EXPENSE:
THREE MONTHS ENDED DECEMBER 31, 2005
Real estate charge-offs and REO expense.....................  $   158         $--          $   158
Average real estate secured receivables.....................   81,332          --           81,332
                                                              -------         ---          -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................      .78%         --              .78%
                                                              =======         ===          =======
THREE MONTHS ENDED SEPTEMBER 30, 2005
Real estate charge-offs and REO expense.....................  $   163         $--          $   163
Average real estate secured receivables.....................   74,369          --           74,369
                                                              -------         ---          -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................      .88%         --              .88%
                                                              =======         ===          =======
THREE MONTHS ENDED DECEMBER 31, 2004
Real estate charge-offs and REO expense.....................  $   179         $ 1          $   180
Average real estate secured receivables.....................   61,445          98           61,543
                                                              -------         ---          -------
Real estate charge-offs and REO expense as a percentage of
  average real estate secured receivables(1)................     1.17%         --             1.17%
                                                              =======         ===          =======

---------------

(1)Certain percentages may not recompute from the dollar figures presented due to rounding.

                                        16
                                                        HSBC Finance Corporation
--------------------------------------------------------------------------------



RECONCILIATION TO GAAP FINANCIAL MEASURES

CREDIT QUALITY/CREDIT LOSS RESERVES (CONTINUED)

                                                                          SERVICED WITH
                                                               OWNED     LIMITED RECOURSE   MANAGED
----------------------------------------------------------------------------------------------------
                                                                    (DOLLARS ARE IN MILLIONS)
CREDIT LOSS RESERVES:
THREE MONTHS ENDED DECEMBER 31, 2005
Reserves for receivables at beginning of quarter............  $  4,220       $   351        $  4,571
Provision for credit losses.................................     1,310            48           1,358
Charge-offs, net of recoveries..............................    (1,044)         (119)         (1,163)
Other, net..................................................        35           (65)            (30)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  4,521       $   215        $  4,736
Receivables.................................................  $139,913       $ 4,074        $143,987
Credit loss reserves as a percent of receivables............      3.23%         5.28%           3.29%
                                                              --------       -------        --------
THREE MONTHS ENDED SEPTEMBER 30, 2005
Reserves for receivables at beginning of quarter............  $  3,756       $   525        $  4,281
Provision for credit losses.................................     1,361           (23)          1,338
Charge-offs, net of recoveries..............................      (902)         (150)         (1,052)
Other, net..................................................         5            (1)              4
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  4,220       $   351        $  4,571
Receivables.................................................  $128,722       $ 6,759        $135,481
Credit loss reserves as a percent of receivables............      3.28%         5.19%           3.37%
                                                              --------       -------        --------
THREE MONTHS ENDED DECEMBER 31, 2004
Reserves for receivables at beginning of quarter............  $  3,953       $ 1,246        $  5,199
Provision for credit losses.................................     1,286            19           1,305
Charge-offs, net of recoveries..............................    (1,127)         (375)         (1,502)
Other, net..................................................      (487)           --            (487)
                                                              --------       -------        --------
Reserves for receivables at end of quarter..................  $  3,625       $   890        $  4,515
Receivables.................................................  $106,855       $14,225        $121,080
Credit loss reserves as a percent of receivables............      3.39%         6.26%           3.73%
                                                              --------       -------        --------
NONPERFORMING ASSETS:
DECEMBER 31, 2005
Nonaccrual receivables......................................  $  3,533       $   176        $  3,709
Accruing receivables 90 or more days delinquent.............       621            21             642
Renegotiated commercial loans...............................        --            --              --
                                                              --------       -------        --------
Total nonperforming receivables.............................     4,154           197           4,351
Real estate owned...........................................       510            --             510
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,664       $   197        $  4,861
Credit loss reserves as a percent of nonperforming
  receivables...............................................     108.8%           --           108.8%
                                                              --------       -------        --------
SEPTEMBER 30, 2005
Nonaccrual receivables......................................  $  3,273       $   268        $  3,541
Accruing receivables 90 or more days delinquent.............       563            41             604
Renegotiated commercial loans...............................        --            --              --
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,836           309           4,145
Real estate owned...........................................       462            --             462
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,298       $   309        $  4,607
Credit loss reserves as a percent of nonperforming
  receivables...............................................     110.0%           --           110.3%
                                                              --------       -------        --------
DECEMBER 31, 2004
Nonaccrual receivables......................................  $  3,012       $   546        $  3,558
Accruing receivables 90 or more days delinquent.............       507           100             607
Renegotiated commercial loans...............................         2            --               2
                                                              --------       -------        --------
Total nonperforming receivables.............................     3,521           646           4,167
Real estate owned...........................................       587            --             587
                                                              --------       -------        --------
Total nonperforming assets..................................  $  4,108       $   646        $  4,754
Credit loss reserves as a percent of nonperforming
  receivables...............................................     103.0%           --           108.4%
                                                              --------       -------        --------

                                        17



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  06 March, 2006